

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2024

Christophe Vattier
Managing Member
MANSE USA LLC
100 Bogart Street
Brooklyn, New York 11206

**Re: MANSE USA LLC**
**Amendment No. 3 to Draft Offering Statement on Form 1-A**
**Submitted January 10, 2024**
**CIK No. 0001982659**

Dear Christophe Vattier:

We have reviewed your amended draft offering statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 6, 2023 letter.

Amendment No. 3 to Draft Offering Statement on Form 1-A

Summary, page 1

1. We note your response to prior comment 10. Your disclosure has been revised to indicate that Roys may be "transacted" rather than "traded" and that "[t]he royaltiz.com platform is the only place where Roys can be transacted." Please advise how "transacting" Roys is different than "trading" Roys and clarify how transactions will work.

The Talents, page 9

2. We note your response to comment 4 and reissue it in part. Please further include specific, detailed disclosure regarding the Talent associated with the Roys you intend to sell in this offering. In this regard, please provide enough information so investors can appreciate your reasoning in selecting Nick Kyrgios as a Talent. As a related matter, please revise the filing to clearly identify the Roys specifically associated with Nick Kyrgios. Lastly, to the

extent that you will add Roys for other Talents sourced by the Company, confirm that you will provide a description of the Talent(s) and the Roy(s) associated with such Talent(s) prior to seeking qualification.

Characteristics of a Roy, page 10

3.  We note your revisions to this section to discuss the redemption pricing formula. Provide an illustrative example of how the pricing formula operates using amounts associated with the Nick Kyrgios Talent. Explain how you will determine the maximum number of Roys authorized for issuance for each Talent and disclose the number of authorized Roys associated with the Nick Kyrgios Talent. Also, revise to utilize consistent terminology as we presume your references to "total maximum supply" have the same meaning as "total authorized." Clarify whether Fans are able to see the current redemption price of the applicable Roy they are seeking to redeem on your web-site, as your disclosure on page 13 seems to suggest this is not the case.

The Algorithm, page 11

4.  We note your response to prior comment 6. Please clarify and revise your disclosure here and elsewhere as appropriate to reflect the extent to which you anticipate each particular Talent's algorithm will be customized. In this regard, although we note your disclosure on page 10 that the "algorithm is broadly the same for all Talents," we also note that the "Company customizes the algorithms in its judgment and discretion." To the extent applicable, please provide further detail on how (i) the algorithm is customized for "particular categories of Talents in order to provide more accurate results," (ii) you determine what these particular categories will be and (iii) such categories are different from the "key factors" the algorithm takes into account in measuring the success of a Talent. Lastly, to the extent applicable, please explain how Nick Kyrgios' algorithm has been customized and confirm that you will similarly detail in each offering circular the algorithm customization for each Talent you seek to qualify.

5.  We note your disclosure that the "algorithm draws from around thirty sources of [public] data" in its projection of a Talent's future income. Please revise here and elsewhere as appropriate to disclose these sources.

The Royalitz.com Website, page 12

6.  Revise to provide the information sheet for the applicable Talent you are offering, in this case Nick Kyrgios.

The Company and Management, page 14

7.  We note your response to prior comment 8 and reissue it in part. To the extent applicable, please clarify whether you have any customers or contracts in place with regard to each line of business from which you expect to generate an additional source of income.

<u>General</u>

8.  We note your response to prior comment 14 and your disclosure that the "Company relies on MANSE Platform for rights to use the algorithm."  Please revise to include a description of the material terms of your licensing agreement with MANSE France for the rights to use the algorithm.  Additionally, we note your disclosure on page 7 that "[i]n the case of Talents initially engaged by MANSE France whose intellectual property rights have been assigned to the Company, . . . the Company may lack control over the relationship with the Talent in those cases, and the issues are also subject to the terms of the Company's agreement with MANSE France."  To the extent possible, please explain how the intellectual property of a Talent will be assigned to Manse USA in instances where Manse USA will issue Roys associated with that Talent.  Lastly, please confirm that you will disclose the material terms of any licensing agreements for the intellectual property of each Talent and file such agreements as exhibits prior to seeking qualification.

9.  We note your response to prior comment 3 and the analysis you provided on page 14 of your response letter and request that you revise your offering statement to address the issues we discussed on our call with you on February 26, 2024 in relation to these comments.

10. Further to our analysis of your response to prior comment 16, please supplementally provide the company's balance sheet as of the most recent fiscal quarter end, on both a consolidated and unconsolidated basis.

11. Further to our analysis of your response to prior comment 16, please supplementally provide the company's income statements as of the most recent fiscal quarter end, on both a consolidated and unconsolidated basis.

12. Please include a risk factor describing the risks presented if the company is determined to be an investment company required to be registered under the 1940 Act. In this regard, explain which, if any, exclusions and/or exemptions you intend to rely on in order to avoid being deemed an "investment company" required to be registered under the 1940 Act and address potential liabilities, rescission rights, and other adverse consequences which may impair or prevent future operations by you and your affiliates, if applicable.

Please contact Rucha Pandit at 202-551-6022 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Simon Wood, Esq.